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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                        Factory Card & Party Outlet Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    303051106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02116
                                  617-224-1750

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                                CONTROL NUMBER.

SEC 1746 (1-06)

CUSIP NO. 303051106                  13D                     PAGE 2 OF  14 PAGES
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            David E. Cohen
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization USA
--------------------------------------------------------------------------------

                  7.    Sole Voting Power
Number of         --------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power 226,043
Owned by          --------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power
Person With       --------------------------------------------------------------

                  10.   Shared Dispositive Power 226,043
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 226,043
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 6.7%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IN

CUSIP NO. 303051106                    13D                   PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ross  D. DeMont
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)    OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization   USA
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
Number of       ----------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power  226,043
Owned by        ----------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power
Person With     ----------------------------------------------------------------
                  10.   Shared Dispositive Power 226,043
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 226,043
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)  6.7%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

CUSIP NO. 303051106                    13D                   PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Management LLC
            I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
                  7.    Sole Voting Power 226,043
Number of       ----------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power
Owned by        ----------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power 226,043
Person With     ----------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            226,043
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)   6.7%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 303051106                     13D                  PAGE 5 of  14 PAGES
--------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Midwood Capital Partners, L.P.
                  I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
            2.    Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   [ ]
                  (b)   [ ]
--------------------------------------------------------------------------------
            3.    SEC Use Only
--------------------------------------------------------------------------------
            4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power            96,425
Shares            --------------------------------------------------------------
Beneficially       8.   Shared Voting Power
Owned by          --------------------------------------------------------------
Each               9.   Sole Dispositive Power       96,425
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power
--------------------------------------------------------------------------------
            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  96,425
--------------------------------------------------------------------------------
            12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
            13.   Percent of Class Represented by Amount in Row (11)   2.9%
--------------------------------------------------------------------------------
            14.   Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 303051106                    13D                   PAGE 6 of  14 PAGES
--------------------------------------------------------------------------------

            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Midwood Capital Partners QP, L.P.
                  I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
            2.    Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   [ ]
                  (b)   [ ]
--------------------------------------------------------------------------------
            3.    SEC Use Only
--------------------------------------------------------------------------------
            4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power            129,618
Shares            --------------------------------------------------------------
Beneficially       8.   Shared Voting Power
Owned by          --------------------------------------------------------------
Each               9.   Sole Dispositive Power       129,618
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power
--------------------------------------------------------------------------------
            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  129,618
--------------------------------------------------------------------------------
            12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
            13.   Percent of Class Represented by Amount in Row (11)  3.9%
--------------------------------------------------------------------------------
            14.   Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

CUSIP No. 303051106                                                 Page 7 of 14

ITEM 1. SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, $.01 par value (the "Common Stock") of Factory Card & Party Outlet Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2727 Diehl Road, Naperville, IL 60563.

ITEM 2. IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management, LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)   (a) David E. Cohen

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Mr. Cohen is a manager of Capital

      (d) No

      (e) No

      (f) United States

(2)   (a) Ross D. DeMont

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Mr. DeMont is a manager of Capital

      (d) No

      (e) No

      (f) United States

CUSIP No. 303051106                                                 Page 8 of 14

(3)   (a) Midwood Capital Management, LLC, a Delaware limited liability company

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds

      (d) No

      (e) No

(4)   (a) Midwood Capital Partners, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) LP is a private investment fund engaged in the business of investing in securities

      (d) No

      (e) No

(5)   (a) Midwood Capital Partners QP, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) QP is a private investment fund engaged in the business of investing in securities

      (d) No

      (e) No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of an aggregate of 226,043 shares of Common Stock for a total of $1,816,386.02 using cash from the Funds. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

CUSIP No. 303051106                                                 Page 9 of 14

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past engaged, and may in the future engage, in a dialogue with management of the Issuer ("Management") and with the chairman of the Issuer's Board of Directors (the "Board of Directors"), as well as dialogue with other stockholders of the Issuer, in each case regarding factors contributing to the current undervaluation of the Issuer's stock and new strategies to create and maximize value for the Issuer's stockholders. One such strategy that the Reporting Persons have requested that the Issuer pursue is the retention of an investment banker by the Issuer to explore a potential sale of the Issuer, as outlined in a letter from the Reporting Persons to the Board of Directors, a copy of which was attached as Exhibit 2 to Amendment No. 3 to this Schedule 13D, as filed by the Reporting Persons on August 3, 2003, and such exhibit is hereby incorporated herein by reference. In addition, the Reporting Persons have suggested to the Board of Directors that the Issuer would benefit from increased shareholder representation on the Board of Directors, as outlined in a letter from the Reporting Persons to the Board of Directors dated May 2, 2007, a copy of which was attached as Exhibit 3 to Amendment No. 5 to this Schedule 13D, as filed by the Reporting Persons on May 3, 2007, and such exhibit is hereby incorporated herein by reference.

The Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer (subject to the limitations of an agreement between the Reporting Persons and the Issuer, as described in Item 6 below), dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill

CUSIP No. 303051106                                                Page 10 of 14

any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 226,043 shares of the Common Stock of the Issuer, representing approximately 6.7% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 96,425 shares of the Common Stock, representing approximately 2.9% of the class, (ii) QP beneficially owns 129,618 shares of the Common Stock, representing approximately 3.9% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 226,043 shares of the Common Stock of the Issuer representing approximately 6.7% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 3,352,952 shares of the Common Stock of the Issuer outstanding as of March 31, 2007, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended February 3, 2007.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons from March 23, 2007 (60 days prior to the event which requires the filing of this statement) to the date hereof:

CUSIP No. 303051106                                                Page 11 of 14

                                                    NO. OF SHARES     PURCHASE/(SALE)
PERSON                                  DATE       PURCHASED/(SOLD)   PRICE PER SHARE
---------------------------------    ----------    ----------------   ---------------
Midwood Capital Partners, L.P.       04/24/2007        (11,824)           (11.547)
                                     04/24/2007         (2,041)           (11.565)
                                     04/25/2007           (850)            (11.38)
                                     04/25/2007         (6,458)           (11.455)
                                     05/01/2007        (14,017)            (12.50)
                                     05/01/2007           (395)           (12.389)
                                      5/14/2007         (1,624)           (12.657)
                                      5/17/2007         (3,212)            (12.30)
                                      5/18/2007         (2,152)            (12.27)
                                      5/18/2007         (3,260)            (12.31)
                                      5/21/2007           (213)            (12.40)
                                      5/21/2007         (1,859)           (12.317)
                                      5/22/2007           (716)           (12.505)
                                      5/22/2007           (634)           (12.447)
                                      5/22/2007           (766)           (12.497)
                                      5/23/2007           (242)            (12.50)

                                                    NO. OF SHARES     PURCHASE/(SALE)
PERSON                                  DATE       PURCHASED/(SOLD)   PRICE PER SHARE
---------------------------------    ----------    ----------------   ---------------
Midwood Capital Partners QP, L.P.    04/24/2007         (6,176)           (11.547)
                                     04/24/2007         (2,759)           (11.565)
                                     04/25/2007         (1,150)            (11.38)
                                     04/25/2007         (8,742)           (11.455)
                                     05/01/2007        (18,983)            (12.50)
                                     05/01/2007           (224)           (12.389)
                                      5/14/2007         (1,691)           (12.657)
                                      5/15/2007           (600)            (12.50)
                                      5/17/2007         (4,759)            (12.30)
                                      5/18/2007         (2,906)            (12.27)
                                      5/18/2007         (4,401)            (12.31)
                                      5/21/2007           (287)            (12.40)
                                      5/21/2007         (2,509)           (12.317)
                                      5/22/2007           (967)           (12.505)
                                      5/22/2007           (855)           (12.447)
                                      5/22/2007         (1,034)           (12.497)
                                      5/23/2007           (326)            (12.50)

CUSIP No. 303051106                                                Page 12 of 14

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Capital and the Issuer are parties to a letter agreement dated as of February 1, 2006, as amended by an amendment entered into by Capital and Issuer dated June 7, 2006, whereby the Issuer consented under the relevant provisions of the Issuer's Amended and Restated Certificate of Incorporation to the acquisition by the Reporting Persons of 5% or more of the Issuer's capital stock. In the letter agreement, as amended, Capital agreed to limit its and its affiliates' beneficial ownership to no greater than 350,000 shares Common Stock in the aggregate.

The Reporting Persons are parties to a Joint Filing Agreement dated February 10, 2006 in relation to the filing of this Schedule 13D and any amendments thereto, a copy of which was previously filed as Exhibit 1 to this Schedule 13D and which is incorporated by reference herein.

Except as provided in the preceding paragraphs, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 303051106                                                Page 13 of 14

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date: May 24, 2007

                                         MIDWOOD CAPITAL PARTNERS, L.P.

                                         By: Midwood Capital Management, LLC
                                               General Partner

                                         By: /s/ David E. Cohen
                                             -----------------------------------
                                         David E. Cohen
                                         Manager

                                         MIDWOOD CAPITAL
                                         PARTNERS QP, L.P.

                                         By: Midwood Capital Management, LLC
                                               General Partner

                                         By: /s/ David E. Cohen
                                             -----------------------------------
                                         David E. Cohen
                                         Manager

                                         MIDWOOD CAPITAL
                                         MANAGEMENT, LLC

                                         By: /s/ David E. Cohen
                                             -----------------------------------
                                         David E. Cohen
                                         Manager

CUSIP No. 303051106                                                Page 14 of 14

                                         DAVID E. COHEN

                                         By: /s/ David E. Cohen
                                             -----------------------------------
                                         David E. Cohen


                                         ROSS D. DEMONT

                                         By: /s/ Ross D. DeMont
                                             -----------------------------------
                                         Ross D. DeMont